UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
Amendment No. 2
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CHARTER COMMUNICATIONS, INC.
(Name of Subject Company (Issuer))
CCHC, LLC, CCH II, LLC
AND CCH II CAPITAL CORP.
(Name of Filing Persons (Offeror))

5.875% Convertible Senior Notes due 2009 (Title of Class of Securities)	16117MAE7 and 16117MAD9 (CUSIP Number of Class of Securities)
Grier C. Raclin
Executive Vice President, General Counsel and Corporate Secretary
12405 Powerscourt Drive
St. Louis, Missouri 63131
(314) 965-0555
(Name, address, and telephone number of person
authorized to receive notices and communications on behalf of filing persons)
With Copies to:
Dennis J. Friedman
Barbara L. Becker
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
(212) 351-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:
☑	third party tender offer subject to Rule 14d-l

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 2 to the Third Party Tender Offer Statement on Schedule TO amends and restates the Third Party Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission on August 11, 2006 by CCHC, LLC, a Delaware limited liability company (“CCHC”), CCH II, LLC, a Delaware limited liability company (“CCH II”), and CCH II Capital Corp., a Delaware corporation (“CCH II Capital” and together with CCHC and CCH II, the “Offerors”), that relates to an offer to pay up to $187,987,500 in cash, 45,000,000 shares of Charter Communications, Inc. (“Charter”) Class A Common Stock, par value $0.001 (the “Class A Common Stock”) and $146,250,000 principal amount of the 10.25% Senior Notes due 2010 issued by CCH II and CCH II Capital (the “CCH II Notes”), to holders of up to $450,000,000 of Charter’s $862,500,000 principal amount outstanding 5.875% Convertible Senior Notes due 2009 (the “Convertible Notes”) who elect to exchange their Convertible Notes upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus dated August 28, 2006 (as the same may be amended or supplemented from time to time, the “Exchange Offer Prospectus”), and the accompanying Letter of Transmittal (the “Letter of Transmittal”), which are part of the Registration Statement on Form S-4, as amended, dated August 28, 2006 (SEC File No. 333-136508 the “Registration Statement”) filed by Charter Communications, Inc., CCH II and CCH II Capital and are incorporated by reference herein.

Item 1. Summary Term Sheet.
     The information set forth in the Exchange Offer Prospectus in the sections entitled “Summary” and “Questions and Answers about the Exchange Offer” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     The name of the subject company is Charter Communications, Inc. The address of Charter’s principal executive offices is 12405 Powerscourt Drive, St. Louis, Missouri 63131. Its telephone number is (314) 965-0555.
     (b) Securities.
     The subject class of securities is Charter’s 5.875% Convertible Senior Notes due 2009. As of August 9, 2006, $862,500,000 aggregate principal amount of Convertible Notes was outstanding. The Offerors are offering to acquire up to $450,000,000 of the Convertible Notes currently outstanding in the Exchange Offer.
     The information set forth in the Exchange Offer Prospectus in the sections entitled “Description of Capital Stock and Membership Units,” “Description of the Convertible Notes,” “Description of the CCH II Notes,” “Questions and Answers about the Exchange Offer,” “Description of the Exchange Offer” and “Price Range of Common Stock” is incorporated herein by reference.
     (c) Trading Market and Price.
     The information set forth in the Exchange Offer Prospectus in the section entitled “Questions and Answers about the Exchange Offer — What is the market value of the Convertible Notes” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The names of the filing persons are CCHC, LLC, CCH II, LLC and CCH II Capital Corp. The address of CCHC’s, CCH II’s and CCH II Capital’s principal executive offices is 12405 Powerscourt Drive, St. Louis, Missouri 63131. Their telephone number is (314) 965-0555. CCHC is an indirect subsidiary of Charter. CCH II is a wholly-owned indirect subsidiary of CCHC. CCH II Capital is wholly-owned subsidiary of CCH II.
     Pursuant to Instruction C to this Third Party Tender Offer Statement on Schedule TO, information regarding Charter, as the manager of CCHC and CCH II, is set forth herein.
     The directors and executive officers of Charter, are listed in the table below. CCHC and CCH II are managed by Charter and do not have a separate board of directors. The sole director of CCH II Capital is listed in the table below. Each person listed as an executive officer below holds the position described next to their name as an executive officer of Charter and also holds a similar position with CCHC, CCH II and CCH II Capital.

Name	Position
Paul G. Allen	Chairman of the Board of Directors of Charter
W. Lance Conn	Director of Charter
Nathaniel A. Davis	Director of Charter
Jonathan L. Dolgan	Director of Charter
Rajive Johri	Director of Charter
Robert P. May	Director of Charter
David C. Merritt	Director of Charter
Marc B. Nathanson	Director of Charter

Name	Position
Jo Allen Patton	Director of Charter
Neil Smit	Director of Charter and President and Chief Executive Officer of Charter, sole Director of CCH II Capital Corp.
John H. Tory	Director of Charter
Larry W. Wangberg	Director of Charter
Michael J. Lovett	Executive Vice President and Chief Operating Officer
Jeffrey T. Fisher	Executive Vice President and Chief Financial Officer
Grier C. Raclin	Executive Vice President, General Counsel and Corporate Secretary
Marwan Fawaz	Executive Vice President and Chief Technical Officer
Robert A. Quigley	Executive Vice President and Chief Marketing Officer
Sue Ann R. Hamilton	Executive Vice President, Programming
Lynne F. Ramsey	Senior Vice President, Human Resources
Kevin D. Howard	Vice President and Chief Accounting Officer
     The address and telephone number of each director and executive officer is: c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131; (314) 965-0555.
     (b) Business and Background of Entities.
     CCHC is a Delaware limited liability company. CCH II is a Delaware limited liability company. CCH II Capital is a Delaware corporation. The information set forth in the Exchange Offer Prospectus in the section entitled “Business” is incorporated herein by reference.
     (c) Business and Background of Natural Persons.
     The information set forth in the Exchange Offer Prospectus in the section entitled “Management” is incorporated by reference herein.
     On November 4, 2002, Charter received an informal, non-public inquiry from the staff of the SEC. The SEC issued a formal order of investigation dated January 23, 2003, and subsequently served document and testimony subpoenas on Charter and a number of its former employees. The investigation and subpoenas generally concerned Charter’s prior reports with respect to its determination of the number of customers, and various of its accounting policies and practices including its capitalization of certain expenses and dealings with certain vendors, including programmers and digital set-top terminal suppliers. On July 27, 2004, the SEC and Charter reached a final agreement to settle the investigation. In the Settlement Agreement and Cease and Desist Order, Charter agreed to the entry of an administrative order prohibiting any future violations of United States securities laws and requiring certain other remedial internal practices and public disclosures. Charter neither admitted nor denied any wrongdoing, and the SEC assessed no fine against Charter.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     There will be no subsequent offering period for the Exchange Offer.
     The information set forth in the Exchange Offer Prospectus in the sections entitled “Summary,” “Risk Factors — Risks to Non-Tendering Holders of Convertible Notes,” “Risk Factors — Risks to Tendering Holders of Convertible Notes,” “Price Range of Common Stock,” “Unaudited Pro Forma Consolidated Financials,” “Questions and Answers about the Offer,” “Description of the Exchange Offer,” “Description of Capital Stock and Membership Units,” “Description of CCH II Notes” and “Certain U.S. Federal Income Tax Consequences” is incorporated by reference herein.
     (b) Purchases.

     The information set forth in the Exchange Offer Prospectus in the section entitled “Interest of Directors and Officers in the Transaction” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Transactions.
     Charter is a holding company whose principal assets are, for accounting purposes, an approximate 48% equity interest and a 100% voting interest in Charter Communications Holding Company, LLC (“Charter Holdco”), which is the direct parent of CCHC and the indirect parent of CCH II and CCH II Capital. Charter’s only business is to act as the sole manager of Charter Holdco and its subsidiaries. As sole manager of Charter Holdco, Charter controls the affairs of Charter Holdco and most of its subsidiaries, including CCHC, CCH II and CCH II Capital. For a chart showing the ownership structure of Charter and its subsidiaries, see the section set forth in the Exchange Offer Prospectus entitled “Summary —Organizational Structure,” which is incorporated herein by reference.
     In connection with the ownership structure discussed above, Charter is a party to management arrangements with Charter Holdco and certain of its subsidiaries, including CCHC, CCH II and CCH II Capital. Under these agreements, Charter provides management services for the cable systems owned or operated by its subsidiaries. These management agreements provide for reimbursement to Charter for all costs and expenses incurred by it for activities relating to the ownership and operation of the managed cable systems, including corporate overhead, administration and salary expense.
     For more information on the foregoing relationships please see the information set forth in the Exchange Offer Prospectus in the sections entitled “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Charter,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CCH II” and “Certain Relationships and Related Party Transactions,” which is incorporated herein by reference.
     (b) Significant Corporate Events.
     As of October 31, 2005, acting through a Special Committee of Charter’s Board of Directors, Charter settled its dispute with Paul G. Allen, Charter’s controlling stockholder and Chairman of the Board, related to the ownership of a Charter subsidiary, CC VIII, LLC (“CC VIII”).
     Under the terms of the settlement, Charter Investment, Inc. (“CII”), 100% owned by Mr. Allen, retained 30% of the Class A preferred equity interests it previously held in CC VIII, subject to certain rights and restrictions concerning transfer. Of the other 70% of the CC VIII preferred interests, 7.4% were transferred by CII to CCHC in exchange for a subordinated exchangeable note issued to CII and the remaining 62.6% was transferred by CII to Charter Holdco, in accordance with the terms of the settlement, for no additional monetary consideration. Charter Holdco contributed the 62.6% interest to CCHC. The note had an initial accreted value of $48.2 million accreting at 14%, compounded quarterly, with a 15-year maturity.
     Also as part of the settlement, CC VIII issued approximately 49 million additional Class B units to CC V Holdings, LLC, the direct parent of CC VIII, in consideration for prior capital contributions to CC VIII by CC V Holdings, LLC in connection with a transaction that was unrelated to the dispute with CII. As a result of these transfers and issuances, Mr. Allen’s pro rata share of the profits and losses of CC VIII is approximately 5.6%.
     For more information on the foregoing transaction please see the information set forth in the Exchange Offer Prospectus and Charter’s 10-K for the year ending December 31, 2005 in the sections entitled “Certain Relationships and Related Party Transactions,” which are incorporated herein by reference.
     (e) Agreements Involving the Subject Company’s Securities.

     The information set forth above in Item 5(a) to this Third Party Tender Offer Statement on Schedule TO is incorporated herein by reference. Additionally, the information in the Exchange Offer Prospectus in the section entitled “Description of Capital Stock Membership Units—Share Lending Agreement” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information in the Exchange Offer Prospectus in the sections entitled “Summary — Purpose of the Exchange Offer,” “Questions and Answers about the Exchange Offer” and “Use of Proceeds” is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information in the Exchange Offer Prospectus in the sections entitled “Summary — Purpose of the Exchange Offer,” “Summary — The Exchange Offer,” “Risk Factors — Risks to Non-Tendering Holders of Convertible Notes,” “Questions and Answers about the Exchange Offer,” “Use of Proceeds” and “Description of the Exchange Offer” is incorporated herein by reference.
     (c) Plans.
     Not applicable.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The Offerors intend to fund the cash component of the Exchange Consideration from available cash.
     (b) Conditions.
     Not applicable.
     (d) Borrowed Funds.
     Not applicable.
Item 8. Interest in the Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the Exchange Offer Prospectus in the sections entitled “Questions and Answers about the Exchange Offer” and “Interest of Directors and Officers in the Transaction” is incorporated herein by reference.
     (b) Securities Transactions.
     The information set forth in the Exchange Offer Prospectus in the sections entitled “Questions and Answers about the Exchange Offer” and “Interest of Directors and Officers in the Transaction” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.

     The information set forth in the Exchange Offer Prospectus in the sections entitled “Dealer Managers,” “Information Agent” and “Exchange Agent” is incorporated herein by reference.
Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in the Exchange Offer Prospectus in the sections entitled “Where You Can Find More Information,” “Incorporation by Reference,” “Summary—Summary Consolidated Financial Data,” “Summary—Ratio of Earnings to Fixed Charges,” “Summary—Book Value Per Common Share” and “Selected Financials” and the consolidated financial statements included therein is incorporated herein by reference.
     (b) Pro Forma Information.
     The information set forth in the Exchange Offer Prospectus in the sections entitled “Summary—Summary Consolidated Financial Data” and “Unaudited Pro Forma Consolidated Financials” is incorporated herein by reference.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Exchange Offer Prospectus in the sections entitled “Summary—Recent Events” and “Questions and Answers about the Exchange Offer ” is incorporated herein by reference.
     (b) Other Material Information.
     Not applicable.
Item 12. Exhibits.

Exhibit	Description
(a)(1)(i)	Exchange Offer Prospectus, dated August 28, 2005 (incorporated by reference to the Offerors’ Registration Statement on Form S-4, as amended, filed on August 28, 2006).

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Offerors’ Registration Statement on Form S-4, as amended, filed on August 28, 2006).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 of the Offerors’ Registration Statement on Form S-4, as amended, filed on August 28, 2006).

(a)(1)(iv)	Letter to Clients (incorporated by reference to Exhibit 99.3 of the Offerors’ Registration Statement on Form S-4, as amended, filed on August 28, 2006).

(a)(2)	None

(a)(3)	None

(a)(4)	Exchange Offer Prospectus, dated August 28, 2005 (filed herewith as exhibit (a)(1)(i)).

(a)(5)	Press release dated August 11, 2006 (incorporated by reference to the Offerors’ Schedule TO filed August 11, 2006).

(a)(6)	Press release dated August 11, 2006 (incorporated by reference to Amendment No. 1 to the Offerors’ Schedule TO filed August 11, 2006)

(a)(7)	Press release dated August 25, 2006 (incorporated by reference to the current report on Form 8-K dated August 25, 2006 filed by CCH II, LLC)

(b)	None

(d)	Share Lending Agreement, dated as of November 22, 2004 between Charter Communications, Inc., Citigroup Global Markets Limited, through Citigroup Global Markets, Inc. (incorporated by reference to Exhibit 10.6 to the current report on Form 8-K of Charter Communications, Inc. filed on November 30, 2004 (File No. 000-27927)).

Exhibit	Description
(g)	None

(h)	Opinion of Gibson, Dunn & Crutcher regarding tax matters (incorporated by reference to Exhibit 8.1 of the Offerors’ Registration Statement on Form S-4 filed on August 11, 2006).
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARTER COMMUNICATIONS HOLDING COMPANY, LLC

	By:	CHARTER COMMUNICATIONS, INC., as Manager

	By:	/s/ Kevin D. Howard
	Name:	Kevin D. Howard
	Title:	Vice President and Chief Accounting Officer

CCH II, LLC

	By:	CHARTER COMMUNICATIONS, INC., as Manager

	By:	/s/ Kevin D. Howard
	Name:	Kevin D. Howard
	Title:	Vice President and Chief Accounting Officer

CCH II CAPITAL CORP.

	By:	/s/ Kevin D. Howard
	Name:	Kevin D. Howard
	Title:	Vice President and Chief Accounting Officer

Dated: August 28, 2006